SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

_________________________

Zhongchai Machinery, Inc.

(Name of the Issuer)

Zhongchai Machinery, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98951X 100

(CUSIP Number of Class of Securities)

Mr. Peter Wang, President

224 Tianmushan  Road

Zhongrong Chengshi  Huayuan 5-1-602

Hangzhou, P.R. China 310007

Telephone Number: 904-418-9133

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe, LLP

437 Madison Avenue, 40th Floor

New York, New York 10022

Tel.  212-907-7349

Fax.  212-754-0330

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)

$56,000.00	$6.50

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 100,000 shares of Common Stock, par value $0.001 per share, for $0.56 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

(2)	Determined pursuant to Rule 0-11(b)(1) by multiplying $56,000.00 by .0001161.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  previously paid: $6.50

Filing party: Zhongchai Machinery, Inc.

Form or registration statement:  Schedule 13E-3 (SEC Accession Number: 0001144204-11-016311)

Date Filed: March 22, 2011

INTRODUCTION

This Amendment No. 3, to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is filed by Zhongchai Machinery, Inc., a Nevada corporation (the “Company”), as an amendment to the original filing on March 22, 2011, with the Securities and Exchange Commission (the “SEC”).  This Transaction Statement is being filed concurrently with the filing of a Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we refer to herein as the Proxy Statement.  The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under “SUMMARY OF TERMS OF REVERSE STOCK SPLIT” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)            Name and Address. The name of the subject company is Zhongchai Machinery, Inc., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 224 Tianmushan  Road, Zhongrong Chengshi  Huayuan 5-1-602, Hangzhou, P.R. China 310007 and its telephone number is 904-418-9133.

(b)            Securities. The subject class of equity securities to which this Schedule relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”), of which 27,613,019 shares were issued and outstanding as of March 16, 2011.  As of the filing date there has been no change in the number of outstanding shares of common stock.

(c)            Trading Market and Price. The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Price Range of Common Stock” is incorporated herein by reference.

(d)            Dividends. The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Dividends” is incorporated herein by reference.

(e)            Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash that was registered under the Securities Act of 1933, or exempt from registration pursuant to Regulation A thereunder, during the three years preceding the date of the filing of this Schedule 13E-3.

(f)            Prior Stock Purchases.  The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Prior Stock Purchases by the Company” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

a)            Name and Address. The filing person, the Company, is also the subject company. The Company’s address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below.

Executive Officers

Peter Wang 224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.	Chairman of the Board and President

Directors

Mr. Rong Shi 224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.	Director
Mr. Chris X. Chen 224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.	Director

10% or Greater Shareholders

Sinoquest Management Ltd. 224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.	14.92%
Ruihua International Ltd. 11/F Front Block, Hang Lok Building, 130 Wing Lok Street, Sheung Wan, Hong Kong	63.13%

The address of each executive officer, director and 10% shareholder of the Company, is given above. The telephone number is for each of the foregoing is : 904-418-9133.

(b)            Business and Background of Entities.

Sinoquest Management Ltd., is a corporation formed under the laws of The British Virgin Islands (“Sinoquest”).  The controlling shareholders are Mr. Peter Wang and Mr. Xiaodong Zhu.  Mr. Peter Wang, an officer and director of the Company is a 47.3% owner of Sinoquest and Mr. Zhu is a 52.7% owner of Sinoquest. Mr. Wang has declared that he has dispositive and voting control over all the shares of the Company common stock held by Sinoquest. By agreement, Mr. Zhu has no voting or dispositive authority over the shares of the Company owned by Sinoquest.

Ruihua International Ltd. is a Hong Kong corporation.  The officer and director of the Reporting Person is Yang Yong Hu. Mr. Hu has the dispositive and voting control over the shares of the Company common stock held by Ruihua International Ltd.

 During the last five years and to the Company’s knowledge, no person discussed in this paragraph has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(c)            Business and Background of Natural Persons. The information set forth in Items 3(a) and 3(b) above is incorporated herein by reference.  Mr. Peter Wang, the officer and a director of the Company is a United States citizen. Mr. Shi, a director of the Company is a citizen of the Peoples Republic of China.  Mr. Chen, a director of the Company is a citizen of Canada. The information set forth in the Proxy Statement under “DIRECTORS AND OFFICERS” and “PRINCIPAL SHAREHOLDERS” is incorporated herein by reference. During the last five years and to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

 Item 4. Terms of the Transaction.

(a)            Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERMS OF THE REVERSE STOCK SPLIT,” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT,” and “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT” is incorporated herein by reference.

(c)            Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” and “DISSCUSSION OF TERMS OF REVERSE STOCK SPLIT – Effects of the Reverse Stock Split, - Effects on Shareholders with Certificated Shares, and – Effects on the Company” is incorporated herein by reference.

(d)            Appraisal Rights. The information set forth in the Proxy Statement under “ADDITONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Appraisal Rights” and “APPENDIX 1” is incorporated herein by reference.

(e)            Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.  See also the disclosure set forth in the Proxy Statement under “DISSCUSSION OF TERMS OF REVERSE STOCK SPLIT – Unaffiliated Representative” which is incorporated herein by reference.

(f)            Eligibility for Listing or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)            Transactions.  None.

(b)            Significant Corporate Events.

1.           On June 15, 2009, the Company, closed a transaction to dispose of its automotive parts business, IBC Automotive Products, Inc. (“IBC”), which was the wholly owned of the Company subsidiary Usunco Automotive Limited (“Usunco”), to the managers of Usunco, by an agreement of even date.

The automotive parts distribution business of the Company in the United States was carried out through IBC. IBC is being sold because it no longer fits the overall business strategy of focusing on the development and manufacture of gears and gearboxes for use primarily in diesel engines for industrial and agricultural industries in China and the expansion opportunities that exist in the Chinese and Asian markets for those and similar products. Additionally, IBC no longer represents a significant amount of the assets or gross revenues of the Company.

The sale agreement provides for the sale of all the shares of equity of IBC owned by Usunco to the current top management persons of IBC, Mr. Philip Widman and Ms. Ruth Kirshner, in exchange for the following: (i) the cancellation of an aggregate of 555,994 shares of common stock of Company which those individuals currently own, and (ii) the payment of $60,000 in installments pursuant to the terms of an unsecured promissory note, the final payment of which will be November 15, 2010.  As part of the transaction, the Company cancelled $428,261.49 through the closing date, of inter-company debt which funds had been used in the business of IBC prior to the transaction.

2.           On July 29, 2009, pursuant to a settlement agreement in connection with litigation brought by several shareholders of the Company against the Company, the Chief Executive Officer of the Company, Mr. Peter Wang, and the placement agent for the sale of the shares on behalf of the Company to the suing shareholders, Ruihua International Ltd. acquired a total of 17,431,104 shares of Common Stock of the Company.  The funds used to acquire the shares were working capital of Ruihua International Ltd. and the shares were purchased for investment purposes.  The consideration was approximately $0.25 per share, paid in cash to the plaintiff shareholders and one other entity that had acquired the shares from a former shareholder.  In connection with the acquisition of the shares, the legal action was settled with a mutual release of all parties.  Ruihua has not taken any action which would instigate any changes in the Company iterated in Item 4 of its Schedule 13D, filed for the acquisition of the common stock.

3.           On December 16, 2009, the Company, its wholly owned subsidiary, Usunco Automotive Limited, a British Virgin Islands company (“Usunco”), and its wholly owned subsidiary Zhongchai Holding (Hong Kong) Limited, a Hong Kong company (Zhongchai Holding”), took action to approve transfer of the shares of Zhejiang Zhongchai Machinery Co., from Usunco to Zhongchai Holding.  The transfer was completed on December 23, 2009.

The purpose of the transfer was to take advantage of the tax treaty between the Peoples Republic of China and the Special Administrative Region of Hong Kong which reduces the withholding tax rate imposed by the PRC on payments to entities outside of China.

Both Usunco and Zhongchai Holding are wholly owned subsidiaries of the Company and will continue as wholly owned subsidiaries.  Usunco will no longer have any assets, all of such assets having been transferred to Zhongchai Holding, and therefore it may be dissolved in the future.

4.           The 2010 Annual Meeting of Stockholders of the Company  was held on May 21, 2010. The stockholders voted on three proposals as follows: (i) to elect directors (Proposal 1); (ii) to approve an amendment to the Certificate of Incorporation changing the Registrant’s name to Zhongchai Machinery, Inc. (Proposal 2), and (iii) to approve the 2010 Performance Equity Plan (Proposal 3).  All nominees for election to the Board as Directors were elected to serve until the 2011 Annual Meeting of Stockholders and until their respective successors are elected and qualified, or until such director’s earlier death, resignation or removal. The stockholders also approved Proposal 2 and Proposal 3. The number of votes cast for, against or withheld and the number of abstentions with respect to each proposal is set forth below.

Proposal 1	Shares For	Shares Withheld	Broker Non-Votes
Peter Wang	22,376,507	100	0
Rong Shi	22,376,507	100	0
Chris X. Chen	22,376,507	100	0
	Shares For	Shares Against	Shares Abstaining	Broker Non-Votes
Proposal 2	22,376,407	100	100	0
Proposal 3	22,376,307	0	300	0

5.           On June 7, 2010, the Company received a new business license for its operations in the PRC from the Industrial and Commercial Management Bureau, and through its subsidiaries, completed the acquisition of the 25% minority interest of Zhejiang Zhongchai Machinery Co., Ltd (“ZhongChai JV”). ZhongChai JV is a Sino-foreign equity joint venture established in the PRC by the Company through its Hong Kong subsidiary, and a local party in the PRC, Xinchang Keyi Machinery Co., Ltd., the successor in interest to Xinchai Holding Group Co., Ltd. (“Xinchang Keyi”). ZhongChai JV manufacturers and sells gears and transmission in the PRC. The gears are sold to engine and transmission manufacturers for their engine and gearbox products. ZhongChai JV’s transmissions are sold primarily to forklift truck manufacturers.

In connection with the acquisition, the Articles of Association of ZhongChai JV were changed to eliminate the right of Xinchang Keyi to designate one director and the related obligation to have all significant matters put to the board of directors approved by the full board.  With these changes, ZhongChai JV will be operated as a wholly owned subsidiary with full control held by the Registrant.

The purchase price for the 25% minority interest of ZhongChai JV was $2,600,000.  The acquisition was approved by the agency of Ministry of Commerce in the PRC on May 4.  The source of funds for the purchase price came from the working capital and borrowings.

(c)            Negotiations or Contacts.  See Items 1and 3 above, each of which transactions were initiated by the Company.  See Item 2 above, which transaction was initiated by Ruihua International Ltd.

(d)              Conflicts of Interest.  There may be benefits to the directors and officers of the Company that would give rise to an actual or potential conflict of interest which are set forth in the Proxy Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Fairness of the Transaction – Potential Conflicts of Interest,” which is incorporated herein by reference.

(e)            Agreements Involving the Subject Company’s Securities.  None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)            Use of Securities Acquired.  The information set forth in the Proxy Statement under “DISCUSSION OF REVERSE STOCK SPLIT – Effects on the Company” is incorporated herein by reference.  The common stock acquired will be retired and returned to the status of authorized and unissued shares.

(c)            Plans.

(1)              None.

(2)              None.

(3)              The information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Sources of Funds and Expenses” is incorporated herein by reference.

(4)              None.

(5)              None.

(6)              None.

(7)              The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,”  “DISSCUSSION OF REVERSE STOCK SPLIT – Purposes of Reverse Stock Split, and – Reasons for the Reverse Stock Split, and – Effects of the Reverse Stock Split” is incorporated herein by reference.

(8)              The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,”  “DISSCUSSION OF REVERSE STOCK SPLIT – Purposes of Reverse Stock Split, and – Reasons for the Reverse Stock Split, and – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)            Purposes. The information set forth in the Proxy Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Purposes of the Reverse Stock Split, and – Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b)            Alternatives. The information set forth in the Proxy Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Alternatives Considered by the Board of Directors” and  “DISCUSSION OF THE TERMS OF THE REVERSE STOCK SPLIT – Fairness of the Transaction” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

(c)            Reasons. The information set forth in the Proxy Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Purposes of the Reverse Stock Split, and – Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)            Effects. The information set forth in the Proxy Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Effects of the Reverse Stock Split, and – Effects on the Company,” and “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)            Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY OF TERMS OF REVERSE STOCK SPLIT” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Fairness of the Transaction” is incorporated herein by reference.

(c)            Approval of Security Holders, (d) Unaffiliated Representative, and (e) Approval of Directors. The information set forth in the Proxy Statement in the introduction under General and under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Fairness of Transaction, – Unaffiliated Representative, and – Approval of the Independent Directors and Board of Directors” is incorporated herein by reference.

(f)          Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)              Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

(b)               Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

(c)            Availability of Documents. The information set forth in the Proxy Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

 Item 10. Source and Amounts of Funds or Other Consideration.

(a)            Source of Funds, (b) Conditions, (c) Expenses, and (d) Borrowed Funds. The information set forth on the cover of the Proxy Statement and in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Sources of Funds and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)            Securities Ownership. The information set forth in the Proxy Statement in the introduction and under the heading “Solicitation of Proxies” under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Fairness of the Transaction – Potential Conflicts of Interest,”  “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Vote Required and Recommendation” and “PRINCIPAL STOCKHOLDERS” is incorporated herein by reference.

(b)            Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)            Intent to Tender or Vote in a Going-Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement in the introduction under the heading “Solicitation of Proxies” and under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Vote Required and Recommendation” and “PRINCIPAL STOCKHOLDERS” is incorporated herein by reference.  The information set forth in the Proxy Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

Item 13. Financial Statements.

(a) (1) and (2)           Financial Information – Audited and Unaudited information and Book Value.  The information set forth in the Proxy Statement under “SUMMARY OF TERMS OF REVERSE STOCK SPLIT – Financial Information” is incorporated herein by reference.

(a) (3)              Financial Information -  Ratio of Earnings to Fixed Charges.

		2006	2007	2008	2009	2010	12/31/2010

Earning

Add:	Pre-tax income from continuing operation	102,023,000	(5262,138.00)	(1,867,457.00)	(1029,666.00)	1,600,726.00	1,255,649.00

	Fixed charge	30,449.00	38,034.00	757.00	3,786.00	132,529.00	208,051.00

	Amortization of capitalized interest	0.00	0.00	0.00	0.00	0.00	0.00

	Distributed income of equity investors	0.00	0.00	0.00	0.00	0.00	0.00

	Pre-tax losses of equity investor for which charges arising from guarantees	0.00	0.00	0.00	0.00	0.00	0.00

Minus:	Interest capitalized	0.00	0.00	0.00	0.00	0.00	0.00

	Preference security dividend	0.00	0.00	0.00	0.00	0.00	0.00

	Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.00	17,299.00	97,268.00	45,278.00	263,903.00	225.00

Total Earning		132,472.00	(5,241,403.00)	(1,963,968.00)	(1,071,158.00)	1,469,352.00	1,463,475.00

Fixed Charges

	Interest expensed and capitalized	30,449.00	38,034.00	757.00	3,786.00	132,529.00	208,051.00

	Amortized premiums, discounts and capitalized expenses related to indebtedness	0.00	0.00	0.00	0.00	0.00	0.00

	Interest within rental expense	0.00	0.00	0.00	0.00	0.00	0.00

	Preference security dividend requirements of consolidated subsidiaries	0.00	0.00	0.00	0.00	0.00	0.00

Total Fixed Charges		30,449.00	38,034.00	757.00	3,786.00	132,529.00	208,051.00

The Ratio of Earnings to Fixed Charges		4.35	(137.81)	(2,594.41)	(282.93)	11.09	7.03

(a) (4)              Financial Information – Book Value.  Book value of Zhongchai Machinery, Inc as of March 31, 2011 was $10,108,759, and the book value per share as of March 31, 2011 was $0.36 (Diluted).

(b)            Pro Forma Information. Not applicable because the impact is not considered material.

(c)              Summary Information.  The information set forth in the Proxy Statement under “SUMMARY OF TERMS OF REVERSE STOCK SPLIT – Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)            Solicitations or Recommendations and (b) Employees and Corporate Assets. The information set forth on the cover of the Proxy Statement and in the Proxy Statement in the introduction under “Solicitation of Proxies” and under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Vote Required and Recommendation” and “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Sources of Funds and Expenses” is incorporated herein by reference.

Item 15. Additional Information.

(h)            Other Material Information.  The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description*
(a)(1)*	Preliminary Proxy Statement of the Company. (Incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011).

(b)	None

(c)(1)	The Mentor Group draft Opinion delivered March 17, 2011. (Previously filed with the Amendment No. 1 to Schedule 13E-3, May 9, 2011)

(c)(2)*	The Mentor Group Opinion, dated March 17, 2011. (Incorporated by reference to APPENDIX 3 of the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011).

(c)(3)*
Projections prepared by the Company for use in connection with The Mentor Group Opinion for fiscal years 2011, 2012 and 2013. (Incorporated by reference to APPENDIX 4 of the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011.)

(c)(4)*	Powerpoint overview of Company provided to The Mentor Group.
(d)	Engagement Agreement with The Mentor Group dated March 15, 2011. (Previously filed with the original filing of the Schedule 13E-3 on March 22, 2011).

(e)	None

(f)*
Detailed description of Dissenters’ Rights applicable to the Reverse Stock Split. (Incorporated by reference to the information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVRESE STOCK SPLIT – Appraisal Rights” and APPENDIX 1 in the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011).

(g)	None.

(h)	None

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2011	/s/ Peter Wang
Peter Wang, President and Chairman of the Board

Exhibit Index

Exhibit Number	Description*
(a)(1)*	Preliminary Proxy Statement of the Company. (Incorporated by reference to the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011).

(b)	None

(c)(1)	The Mentor Group draft Opinion delivered March 17, 2011. (Previously filed with the Amendment No. 1 to Schedule 13E-3, May 9, 2011)

(c)(2)*	The Mentor Group Fairness Opinion, dated March 17, 2011. (Incorporated by reference to APPENDIX 3 of the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011).

(c)(3)*
Projections prepared by the Company for use in connection with The Mentor Group Opinion for fiscal years 2011, 2012 and 2013. (Incorporated by reference to APPENDIX 4 of the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011.)

(c)(4)*	Powerpoint overview of Company provided to The Mentor Group.
(d)	Engagement Agreement with The Mentor Group dated March 15, 2011. (Previously filed with the original filing of the Schedule 13E-3 on March 22, 2011).

(e)	None

(f)*
Detailed description of Dissenters’ Rights applicable to the Reverse Stock Split. (Incorporated by reference to the information set forth in the Proxy Statement under “ADDITIONAL INFORMATION REGARDING THE REVRESE STOCK SPLIT – Appraisal Rights” and APPENDIX 1 in the Schedule 14A filed by the Company with the Securities and Exchange Commission on May 6, 2011).

(g)	None.

(h)	None

*Filed herewith.